Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Registered Address: Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com
Exhibit 99.1
MARKET RELEASE
Results for the six months ended 30 June 2021 – Short form announcement
Johannesburg, 26 August 2021: Sibanye Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to report operating and financial results for the six months ended 30 June 2021.

SALIENT FEATURES FOR THE SIX MONTHS ENDED 30 JUNE 2021
• Profit attributable to shareholders of R24.8bn (US$1.7bn)
•
Record Adjusted Free Cash Flow (AFCF) of R17.3bn (US$1.2bn) – a 59% increase from R10.9bn (US$655m) for H1 2020
•
Interim dividend of ~R8.5bn (US$565m) – 292 SA cps (77.21 US cents per ADR). Annualised dividend yield of 10%*
•
Continued capital allocation discipline
−
Borrowings (excl. non-recourse)** reduced by R12.2bn (US$508m) to R15.9bn (US$1.1bn) at the end of H1 2021 (vs H1 2020)
−
Further R5.0bn (US$354m) reduction from corporate bond buyback on 2 August 2021
−
Share buyback program (5% of issued share capital) returning ~R9.6bn (US$700m) surplus cash to shareholders, once completed, will further enhance shareholder returns
* Based on the closing share price of R59.66 at 30 June 2021
** Refer note 10.2 (footnote 1) of the condensed consolidated interim financial statements
KEY OPERATING RESULTS
US dollar
SA rand
Six months ended
Six months ended
Jun 2020 Dec 2020
Jun 2021
KEY STATISTICS
Jun 2021 Dec 2020
Jun 2020
UNITED STATES (US) OPERATIONS

PGM underground operations
1,2
297,740
305,327
298,301     oz
2E PGM
production
2
kg
9,278
9,497
9,261
1,837
1,970
2,286     US$/2Eoz
Average basket price
R/2Eoz
33,261
32,026
30,621
332
409
437     US$m
Adjusted EBITDA
3
Rm
6,358
6,660
5,544
60
63
65%
Adjusted EBITDA margin
3
%
65
63
60
866
882
973     US$/2Eoz
All-in sustaining cost
4
R/2Eoz
14,153
14,342
14,429

PGM recycling
1,2
397,472
442,698
402,872     oz
3E PGM recycling
2
kg
12,531
13,769
12,363
2,238
2,236
3,159     US$/3Eoz
Average basket price
R/3Eoz
45,963
36,357
52,661
27
26
50     US$m
Adjusted EBITDA
3
Rm
733
421
458
3
4
4%
Adjusted EBITDA
margin
3
%
4
4
3
4
7
12     US$m
Net interest received
Rm
171
113
68
31
33
62     US$m
Profit before tax
Rm
903
532
523
SOUTHERN AFRICA (SA) OPERATIONS

PGM operations
2
630,912
895,459
894,165 oz
4E PGM
production
2,5
kg
27,812
27,852
19,624
2,002
2,396
3,686     US$/4Eoz
Average basket price
R/4Eoz
53,629
38,954
33,375
544
1,223
2,154     US$m
Adjusted EBITDA
3
Rm
31,338
20,025
9,049
42
60
66%
Adjusted EBITDA margin
3
%
66
60
42
1,126
1,053
1,163     US$/4Eoz
All-in sustaining cost
4
R/4Eoz
16,921
17,123
18,771
Gold operations
403,621
578,939
518,848     oz
Gold produced
kg
16,138
18,007
12,554
1,613
1,850
1,792     US$/oz
Average gold price
R/kg
838,088
967,229
864,679
100
372
162     US$m
Adjusted EBITDA
3
Rm
2,351
6,087
1,684
16
36
18%
Adjusted EBITDA margin
3
%
18
36
16
1,493
1,347
1,691     US$/oz
All-in sustaining cost
4
R/kg
791,171
704,355
800,048

GROUP
563
1,218
1,707     US$m
Basic earnings
Rm
24,836
19,927
9,385
562
1,209
1,707     US$m
Headline earnings
Rm
24,833
19,785
9,361
990
2,010
2,787     US$m
Adjusted EBITDA
3
Rm
40,549
32,871
16,514
16.67
16.26
14.55     R/US$
Average exchange rate using daily closing rate

1
The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated to S
A rand (rand). In addition to the US PGM operations’
underground production, the operation treats recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown. PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace
2
Platinum Group Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au), in the US underground operations is principally platinum and palladium, referred to as 2E (2PGM) and US PGM recycling is principally platinum, palladium and rhodium, referred to as 3E (3PGM)
3
The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to and not as a substitute for other measures of financial performance and liquidity. For a reconciliation of profit/loss before royalties and tax to adjusted EBITDA, see note 10.2 of the condensed consolidated interim financial statements. Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue
4
See “salient features and cost benchmarks - six months” in the H1 2021 results book for the definition of All-in sustaining cost
5
The SA PGM production excludes the production associated with the purchase of concentrate (PoC) from third parties.

The Group delivered another record financial performance for the six months ended 30 June 2021 (H1 2021). Significantly higher production year-on-year from the SA PGM and gold operations reflects a sustained recovery in production from the COVID-19 disruptions experienced in
2020, with production from the US PGM operations flat year-on-year. The improved operational performance together with considerably higher commodity prices, resulted in Group profit for H1 2021 increasing by 160% to R25,319 million (US$1,740 million) compared with R9,731 million
(US$584 million) for H1 2020. This surpassed the previous Group record of R20,891 million (US$1,277 million) reported for H2 2020, by 21% or
R4,428 million (US$463 million).

Normalised earnings of R24,411 million (US$1,678 million) were 176% higher than for H1 2020. In line with the dividend policy, an interim dividend of approximately R8,544 million (US$565 million) (292 cents per share/US77.2 cents per ADR), equivalent to an annualised dividend yield of 10%, was approved by the Board. Due to the solid production outlook and robust strong commodity price, this interim dividend is equivalent to 35%
of normalised earnings and is at the upper end of the range specified in the Group dividend policy.

Disciplined implementation of our capital allocation framework supported continued delivery on our strategic imperatives during H1 2021. These included:
•
Significant investment in high-return brownfields projects to sustain our SA PGM and gold operations (approved in February 2021). Following the completion of initial planning during Q2 2021, development of these projects began during July 2021.
•
Gross debt (excluding non-recourse debt) was reduced by 44% from R28,144 million (US$1,622 million) at the end of H1 2020, to R15,901 million
(US$1,114 million) at the end of H1 2021. The early redemption of the 2022 corporate bond on 2 August 2021, has further reduced borrowings by US$354 million (R5,049 million), improving balance sheet flexibility and reducing financing costs.
•
In addition, the share buyback programme announced in June 2021 represents tangible value uplift for shareholders, consistent with our stated intentions to return surplus capital to shareholders. The approximately R9,600 million ($700 million) share buyback program for 5% of shares in issue, should, once completed, further enhance shareholder returns through higher dividend pay-outs to remaining shareholders, as well as improving Net Asset Value per share. Together with the interim dividend declared, this could result in an annualised total return to shareholders of 15% for 2021.
We continually strive to engineer out risk in the operating environment by establishing and constantly refining appropriate procedures and protocols. The resumption of operations following the COVID-19 disruptions in Q2 2020, coincided with a concerning regression in safety across the Group, which continued during H1 2021. This has prompted an intensified focus on safety and wellbeing in order to re-energise the system and reemphasise critical safety protocols, through a Group wide safe production intervention, the "Rules of Life” campaign.

Pleasingly, we have seen a safety turnaround since July 2021, with a substantially reduced rate of safety incidents at all our operations, and the
Group has been fatal free from the end of H1 2021. We are experiencing more entire workdays without any recordable/reportable safety incidents, or “injury free days”, which is also extending to more consecutive days without incident. Given the nature of our operations and number of employees, this is welcome progress and signals a positive outlook. Attention is being placed on making the improvement sustainable by instilling the revised practices and behaviours as the newly established way of conducting operations.

The Group operational performance for H1 2021 was significantly better than for the comparable period in 2020, reflecting the resumption of more normalised operations at the SA PGM and SA Gold operations following the COVID-19 disruptions experienced during 2020. At the US PGM operations, the positive operating momentum from Q1 2021 was arrested by safety stoppages and associated restrictions in June 2021, which resulted in production being unchanged year-on-year. The impact of the disruptions was ameliorated by consistent production from the US recycling operation, which ensured significant earnings benefit from higher 3E PGM basket prices.

The SA PGM operations delivered another consistently strong operating performance with 4E PGM production (including third party concentrate processed) increasing by 41% to 928,992 4Eoz year-on-year. Mined underground 4E PGM production increased by 43% year-on-year, to 817,369
4Eoz, with 4E PGM production from surface 34% higher at 76,796 4Eoz and third-party concentrate treated at the Marikana smelting and refining operations increasing by 29% to 34,827 4Eoz. Costs were well controlled with AISC (including third party processing costs) declining by 4% to
R18,447/4Eoz (US$1,268/4Eoz) and AISC (excluding third party processing costs) 10% lower to R16,921/4Eoz (US$1,163/4Eoz) compared with H1
2020. Record adjusted EBITDA from the SA PGM operations for H1 2021of R31,338 million (US$2,154 million) was 246% higher than for H1 2020.

Mined 2E PGM production from the US PGM operations of 298,301 2Eoz (H1 2020: 297,740 2Eoz) was unchanged year-on-year due to the extended safety related work stoppages and associated operational restrictions during June 2021, which reduced production by approximately
20,000 2Eoz. Pleasingly however, production forecasts from SWE (Blitz Project) are currently exceeding plan and increasing output is expected to partially offset the negative production impact at SWW during H2 2021. AISC for the US PGM operations increased by 12% to
US$973/2Eoz due to lower production and higher royalties and taxes. 3E PGM recycling was consistent, with 402,872 3Eoz fed, marginally higher than for H1 2020. Adjusted EBITDA for the US PGM operations of US$487 million (R7,091 million) was 36% higher year-on-year, with adjusted EBITDA from mined 2E PGM production 32% higher to US$437 million (R6,358 million) and adjusted EBITDA from the recycling business of US$50 million
(R733 million), 85% higher than for H1 2020. This was primarily due to the higher PGM basket prices, with interest on recycle supplier advances adding a further US$15 million, providing a significant offset against the impact of the operational shortfall.

Production from the SA gold operations increased by 29% to 16,138 kg (518,848 oz), despite the loss of approximately 357 kg (11,478 oz) of production at the Kloof and Beatrix operations due to seismicity and safety stoppages. AISC of R791,171/kg (US$1,691/oz) declined by 1%, due to the carry-over of sustaining and ORD capital combined with the production shortfall. Adjusted EBITDA from the SA gold operations for H1 2021 of R2,351 million (US$162 million) was 40% higher than for H1 2020.

STRATEGIC EXECUTION
The global shift towards more socially and environmentally aware behaviours and policies continues to gain momentum, with emphasis on climate change. Future investment in and renewable energy and other green industrial activity, is likely to support the prices of commodities required for the green energy economy, and those produced in an environmentally friendly manner over an extended period. This includes a pivot away from hydrocarbon products as a primary input or fuel source including a notable acceleration in the expected adoption of electric vehicles into the automobile mix.

While not yet having material impact on internal combustion engine vehicle sales, the growth in demand for battery metals to meet requirements for electric vehicle production is already starting to have substantial implications for battery metal supply and is expected to accelerate.
Moreover, recent experience with the global electronic chip shortage, combined with concerns related to China’s trade policies that may leverage off China’s dominance in battery metal supply, is resulting in automotive manufacturers striving to establish regional supply chains and strategic offtake agreements through which they can secure reliable supply for key commodities. The resultant increased demand for battery metals to support a prolonged expansion of the global battery electric vehicle (BEV) fleet over the next two to three decades, is going to require commensurate increase in the supply of battery metals. Primary expansion of the scale needed to meet BEV growth projected by some market commentators will be challenging. Initial steps to position the corporation in mobility battery metals were made during the period, with the acquisition of an initial stake in the Keliber lithium project in Finland concluded during H1 2021and the proposed acquisition of the Sandouville
Nickel Refinery in France likely to be concluded in Q1 2022 once conditions precedent have been met.
As an alternative source of supply, recycling is therefore likely to become a more significant contributor to battery metal supply as batteries and vehicles start reaching the end of their useful lives in increasing numbers towards the end of the decade and a circular economy is established.
Recognising the increasing likelihood (if not the quantum) of this shift towards increased electrification of the global automobile sector, some years ago, in 2019 we acquired SFA (Oxford) to carry out detailed research and analysis into the evolution of future mobility, including batteries and BEV.
Becoming a meaningful participant in the green energy metals space is encapsulated by our strategic objective of “Building an operating portfolio of green energy metals and related technologies” through implementation of our fourth sigmoid value curve. This fourth sigmoid curve to establish a significant exposure to future green metals predominantly for the energy sector, in the corporation’s strategic growth strategy, is complementary to our existing leading PGM mining and recycling operations, our latent uranium potential and newly acquired battery metals presence.
Growing our green metals portfolio starts with: advancing our battery metals strategy; realising value from our uranium assets; leveraging our existing recycling and tailings re-treatment businesses and understanding the value opportunities available from participating in the nascent green hydrogen economy through our existing leading PGM business. This complements our existing presence in gold and builds on the initial steps taken in the battery metals space.
KEY FINANCIAL RESULTS
US dollar
SA rand
Six months ended
Six months ended
KEY STATISTICS
Jun 2020
Dec 2020
Jun 2021
GROUP
Jun 2021
Dec 2020 Jun 2020
3,301 4,439
6,182
Revenue (millions)
89,953
72,374 55,019
21 44
58
Basic earnings per share (cents)
843
716 351
21 44
58
Headline earnings per share (cents)
843
711 350

DIVIDEND DECLARATION
The Sibanye-Stillwater board of directors has declared and approved a cash dividend of 292 SA cents per ordinary share (19.3036 US cents* per share or US 77.2145 cents* per ADR) or approximately R8,544 million (US$565 million*) in respect of the six months ended 30 June 2021 (“Interim dividend”). The Board applied the solvency and liquidity test and reasonably concluded that the company will satisfy that test immediately after completing the proposed distribution.
Sibanye-Stillwater’s dividend policy is to return between 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels.
Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain/loss on disposal of property, plant and equipment, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on BEE transaction, gain on acquisition, net other business development costs, share of results of equity-accounted investees, all after tax and the impact of non-controlling interest, and changes in estimated deferred tax rate.
The interim dividend declared of 292 SA cents equates to 35% of normalised earnings for the period ended June 2021.
The interim dividend will be subject to the Dividends Withholding Tax. In accordance with paragraphs 11.17 of the JSE Listings Requirements the following additional information is disclosed:
• The dividend has been declared out of income reserves
• The local Dividends Withholding Tax rate is 20% (twenty per centum)
• The gross local dividend amount is 292.00000 SA cents per ordinary share for shareholders exempt from the Dividends Tax
• The net local dividend amount is 233.60000 SA cents (80% of 292 SA cents) per ordinary share for shareholders liable to pay the Dividends
Withholding Tax
• Sibanye-Stillwater currently has 2,908,175,107 ordinary shares in issue
• Sibanye-Stillwater’s income tax reference number is 9723 182 169

Shareholders are advised of the following dates in respect of the final dividend:
Interim dividend:
292 SA cents per share
Declaration date:
Thursday, 26 August 2021
Last date to trade cum dividend:
Tuesday, 14 September 2021
Shares commence trading ex-dividend:
Wednesday, 15 September 2021
Record date:
Friday, 17 September 2021
Payment of dividend:
Monday, 20 September 2021

Please note that share certificates may not be dematerialised or rematerialised between Wednesday, 15 September 2021 and Friday,
17 September 2021 both dates inclusive.

To holders of American Depositary Receipts (ADRs):
• Each ADR represents 4 ordinary shares
• ADRs trade ex-dividend on the New York Stock Exchange (NYSE): Thursday, 16 September 2021
• Record date: Friday, 17 September 2021
• Approximate date of currency conversion: Monday, 20 September 2021
• Approximate payment date of dividend: Friday, 1 October 2021

Assuming an exchange rate of R15.1267/US$1*, the dividend payable on an ADR is equivalent to 77.2100 United States cents for Shareholders liable to pay dividend withholding tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
* Based on an exchange rate of R15.1267/US$ at 23 August 2021 from IRESS.

This short-form announcement is the responsibility of the board of directors of the Company (Board).

The information disclosed is only a summary and does not contain full or complete details. Any investment decisions by investors and/or shareholders should be based on a consideration of the full announcement as a whole and shareholders are encouraged to review the full announcement (results booklet), which is available for viewing on the Company’s website at https://www.sibanyestillwater.com/news-
investors/reports/quarterly/2021/ and via the JSE link. The full results announcement is available for inspection at the Company’s registered office and the office of our sponsors during normal business hours and is available at no charge. Alternatively, copies of the full announcement may be requested from the Company’s Investor relations department (ir@sibanyestillwater.com).

The financial results as contained in the condensed consolidated interim financial statements for the six months ended 30 June 2021, from which this short-form announcement has been correctly extracted, have been reviewed by EY Inc. for the six months ended 30 June 2021 and 30 June
2020, who expressed an unmodified review conclusion thereon. A copy of the auditor’s report can be obtained from the Company’s registered office, by emailing the Company Secretary (lerato.matlosa@sibanyestillwater.com).

The JSE link is as follows:

https://senspdf.jse.co.za/documents/2021/jse/isse/sswe/HY21Result.pdf

Contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27(0)83 453 4014
Website: www.sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
FORWARD LOOKING STATEMENTS
The information in this document may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United
States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye
Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report.
All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect”, “plan”, “anticipate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.
The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of
Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold and PGMs; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the occurrence of labour disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of regulatory costs and relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health or safety issues; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology and communications systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South
African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease
(COVID-19). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the
Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2020 and the Annual Report on Form 20-F for the fiscal year ended 31 December 2020.
These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.